BANCO  ITAÚ  HOLDING  FINANCEIRA  S.A.

CNPJ. 60.872.504/0001-23	NIRE. 35300010230

A Publicly Listed Company

MEETING OF THE BOARD OF DIRECTORS

OF MAY 7, 2007

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. on May 7, 2007, at 4:30 p.m., met at the company’s head office, under the chairmanship of Dr. Olavo Egydio Setubal and unanimously decided to approve the Audit Committee’s proposal for changing item 12 (letters “b”, “g” and “j”) of the Audit Committee Charter, which become effective with the consolidated text in Annex of these minutes, all other provisions remaining unchanged.

With no further items on the agenda, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, May 7, 2007. (signed) Olavo Egydio Setubal – Chairman; Alfredo Egydio Arruda Villela Filho; José Carlos Moraes Abreu and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Guillermo Alejandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL

Investor Relations Officer

BANCO  ITAÚ  HOLDING  FINANCEIRA  S.A.

CNPJ. 60.872.504/0001-23	NIRE. 35300010230

A Publicly Listed Company

AUDIT COMMITTEE CHARTER APPROVED BY THE MEETING OF AUGUST 2 2004

AND AMENDED BY THE MEETINGS OF MAY 2 2005, MAY 8 2006 AND MAY 7, 2007

This Charter (“Charter”), which was prepared in accordance with international best practices, sets forth the operational rules of the Audit Committee (“Committee”), created by the Itaú Holding Extraordinary General Meeting held on April 28, 2004, for the Itaú Financial Conglomerate, which is comprised of Banco Itaú Holding Financeira S.A. (“Itaú Holding”) and all its direct and indirect controlled and affiliated companies (“Itaú Financial Conglomerate”).

I – Purposes and Composition

1.

The Committee shall be the same for all institutions that are authorized to operate by the Central Bank of Brazil (“BACEN”), and for companies supervised by the Superintendency of Private Insurance (“SUSEP”), which are part of the Itaú Financial Conglomerate.

2.

The Committee is responsible for the oversight of (i) the internal controls and risk management systems of the Itaú Financial Conglomerate; (ii) the Itaú Financial Conglomerate’s internal auditors activities; and (iii) the Itaú Financial Conglomerate’s independent auditors’ activities.

3.

The Committee, as a committee of Itaú Holding Board of Directors (“Board of Directors”), shall have a minimum of three and a maximum of five members, appointed annually by the Board of Directors among its peers. One of the Committee members shall be designated as Chairman and another shall be designated as Financial Expert.

3.1.	The Committee members may not delegate their duties to third parties.
3.2.	In case of vacancy in the Committee, including the vacancy caused by the removal established in item 4.1 below, the Board of Directors shall appoint a new member within thirty days.
4.

Committee members may be appointed for four consecutive terms during a five year period, after which they may only be appointed to the Committee after a minimum waiting period of three years from the last permitted appointment.

AUDIT COMMITTEE CHARTER OF MAY 7 2007 OF BANCO ITAÚ HOLDING FINANCEIRA S.A.	page .2

4.1.	The Board of Directors shall remove any Committee member whose independence is affected by any actual or potential conflict of interests.

5.	The Board of Directors shall appoint the members of the Committee on the same meeting of the Board of Directors which appoints the Itaú Holding Management.

5.1.	Only members of the Board of Directors are eligible to the Committee.

5.2.

A member of the Committee may not be or have been, over the past twelve months, (i) an officer of Itaú Holding or its affiliates[1]; (ii) an employee of Itaú Holding or its affiliates[1]; (iii) the responsible member of the audit team, officer, manager, supervisor or any other person with a management position in the team engaged on the audits of Itaú Holding or its affiliates[1]; (iv) a member of the fiscal council of Itaú Holding or its affiliates[1]; (v) the controlling shareholder of Itaú Holding or its affiliates[1]; or (vi) any individual who holds direct or indirect participation of more than ten percent of Itaú Holding’s or its affiliate’s1 voting capital.

5.2.1.	Spouses, ancestors, descendants, brothers and sisters and brothers and sisters spouses of the persons referred to in sub-items (i) to (vi) above are not eligible for the Committee.

5.2.2.	Members of the Board of Directors with actual or potential conflicts of interest that may affect his or her independence are not eligible for the Committee.

6.	The Committee members may not receive, directly or indirectly, any compensation from Itaú Holding or from any of its affiliates[1], other than in his or her capacity as a Committee member.

7.

Any member of the Board of Directors to be appointed as Financial Expert shall have the following qualifications: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting of provisions and reserves; (iii) experience in preparing, auditing, analyzing or evaluating financial statements that present a level of complexity similar to that of Itaú Holding’s financial statements, or experience in actively supervising such activities; and (iv) an

_________________________

1 For purposes of Sections 5.2 and 6 of this Charter, the term affiliate is used as a translation for “ligadas”, which is a definition provided in Resolution No. 3198/04. of the Conselho Monetário Nacional (Brazilian National Monetary Council). Such resolution establishes that “ligadas” are entities which are directly or indirectly related by equity interest or by effective operational control, characterized by common management or by operation under the same trademark or commercial name.

AUDIT COMMITTEE CHARTER OF MAY 7 2007 OF BANCO ITAÚ HOLDING FINANCEIRA S.A	page .3

understanding of internal controls and procedures related to the preparation of financial statements.

7.1.

A person shall have acquired the qualifications referred to in item 7 above through formal education and proven professional experience in the areas of: (i) accounting; (ii) auditing; or (iii) financial management.

8.

The Board of Directors shall determine the compensation of the Committee members, as well as the budget for covering the Committee’s internal governance expenses, which shall include provisions for the hiring of external advisers or counselors to assist the Committee on carrying out its duties.

II – Internal Rules

9.	The Chairman shall call the Committee for periodical meetings, at least four times a year, informing the agenda of each meeting.

9.1.	The resolutions of the Committee shall be decided by vote of the majority of the Committee members.

9.2.

In addition to its ordinary meetings, the Committee shall schedule quarterly meetings with management of the Itaú Financial Conglomerate, with the internal auditors and with the independent auditors to verify the compliance to the Committee’s recommendations or the clarifications of the issues that have been raised by the Committee, including those issues relating to the planning of the audits and the adequate resources to perform such audits, as well as to discuss any other relevant issues.

9.2.1.	The meetings referred to in item 9.2 shall precede the meetings with the Board of Directors provided for in item 12 “u” hereof.

9.3.	The Committee may, whenever it deems necessary, meet with any officer of Itaú Financial Conglomerate.

10.

For the purpose of providing clarifications, the Committee, by vote of the majority of its members, may call any employee or officer of any of Itaú Financial Conglomerate’s companies, by giving a minimum ten day prior notice to the Chief Executive Officer of any such company.

11.	The Committee shall prepare minutes of its meetings.

AUDIT COMMITTEE CHARTER OF MAY 7 2007 OF BANCO ITAÚ HOLDING FINANCEIRA S.A	page .4

11.1.

Copies of the minutes shall be delivered to the participants of the Committee’s meetings and to the Committee members, and shall be forwarded to the Chairman of the Board, to Itaú Holding’s Chief Executive Officer and to the Chief Executive Officers of the companies directly controlled by Itaú Holding, as the case may be. The minutes shall be filed at Itaú Holding´s head offices.

III – Duties

12.

The Committee shall be responsible for the oversight of (i) the quality and integrity of the financial statements of Itaú Financial Conglomerate; (ii) the compliance with legal and regulatory requirements; (iii) the performance, independence and quality of the services rendered by the independent auditors of Itaú Financial Conglomerate; (iv) the performance and quality of the work of the internal audits of Itaú Financial Conglomerate; and (v) the quality and the effectiveness of the internal controls and risk management systems of Itaú Financial Conglomerate, as well as to:

a.	establish the necessary procedures to achieve its purposes;
b.

recommend to the board of directors of Banco Itaú Holding Financeira S.A.,  the enterprise to be hired, in Brazil and overseas, for the provision of independent audit services, as well as the respective fees and substitutions, pursuant to the prevailing laws and regulations;

c.

revise, prior to their publication, the semi-annual and annual financial statements of Itaú Financial Conglomerate, as well as the notes to the financial statements, the management reports, the independent auditors’ reports, and the management discussion and analysis report;

d.

supervise the work of the internal audits, as well as the work of the independent auditors of Itaú Financial Conglomerate, in order to assess the effectiveness of their activities and the compliance with legal, regulatory and internal rules;

e.

approve the hiring, as employees or service providers, of any member of the independent auditors’ team which renders or has rendered any auditing services to the Itaú Financial Conglomerate in the preceding twelve months;

f.

establish, on an annual basis, the policies regarding non-audit services that can be provided by the independent auditors hired to audit the Itaú Financial Conglomerate financial statements, as well as the list of these services, the contracting of which shall not require prior approval by the Committee;

g.

establish and communicate the procedures for the receipt and treatment of information concerning material errors or fraud related to accounting, internal controls, or auditing matters, as well as any failure to comply with legal or regulatory requirements or internal rules, setting forth procedures to protect the

AUDIT COMMITTEE CHARTER OF MAY 7 2007 OF BANCO ITAÚ HOLDING FINANCEIRA S.A	page .5

person submitting the information, such as the confidential and anonymous submission of such information;

h.	recommend to the officers of the Itaú Financial Conglomerate the correction or improvement of policies, practices and procedures that were identified by the Committee while performing its duties;
i.	examine the implementation, by Itaú Financial Conglomerate, of the recommendations made by the independent auditors, by the internal audits and by the Committee;
j.

examine, on an annual basis, with the independent auditors of Itaú Financial Conglomerate, the report about: (i) the independent auditors’ quality-control procedures; (ii) their independence; (iii) any inquiry or investigation by governmental or professional authorities; (iv) all relationships between the independent auditors and the Itaú Financial Conglomerate; and (v) the most recent company quality control review (peer review);

l.

examine jointly with the independent auditors, the main policies, practices and accounting principles used by Itaú Financial Conglomerate on the preparation of its financial statements, as well as any material modification in the way such policies, practices and principles are chosen or applied;

m.

examine jointly with the independent auditors, all alternative accounting treatment within generally accepted accounting principles related to financial information, including off-balance sheet structures, pro-forma or adjusted financial information, their effect on the financial statements, the criteria used for their disclosure and any accounting treatment advised by the independent auditors of Itaú´s Financial Conglomerate;

n.	settle any disagreement between management of the Itaú Financial Conglomerate and the independent auditors, with respect to the accounting statements and financial reports;
o.

review, jointly with management of the Itaú Financial Conglomerate, with their internal auditors and with the independent auditors, the scope and planning of the audit works and the human resources to be allocated to such works;

p.	oversee the performance, organization, duties, planning, results, budgets and employee qualifications of the internal audits of Itaú Financial Conglomerate;
q.	recommend the appointment, and approve the hiring, replacement or dismissal of those responsible for the internal audits of Itaú Financial Conglomerate;
r.

discuss with management of the Itaú Financial Conglomerate any material pending issues or inspections by government authorities or regulators, including those relating to audit issues and the necessary arrangements to solve them;

s.	analyze the Itaú Financial Conglomerate risk assessment and risk management policies;

AUDIT COMMITTEE CHARTER OF MAY 7 2007 OF BANCO ITAÚ HOLDING FINANCEIRA S.A	page .6

t.

meet with the board of directors, fiscal councils and management of Itaú Financial Conglomerate, at their request or at its own initiative, to discuss policies, practices and procedures relating to the duties of the Committee;

u.	report its works and communicate any relevant issues, through the Chairman, to the Board of Directors, at the meetings held to approve the quarterly financial statements;
v.	follow up on the work of government banking supervision and inspection authorities; and
x.	perform any other tasks and any other actions that may be necessary to comply with its duties.

13.	The Committee may hire the services of external advisers, ensuring the integrity and confidentiality of the services.

13.1.	The hiring of external advisers does not exonerate the Committee from its duties.

14.

The Committee shall, by its own or jointly with Itaú Financial Conglomerate’s independent auditors, communicate BACEN or SUSEP in writing, within three business days of the identification, the existence or the evidence of: (i) any failure to comply with legal or regulatory requirements that could affect the continuity of the business of any of the companies of Itaú Financial Conglomerate; (ii) fraud in any amount perpetrated by the members of the boards of directors or management of any of the companies of Itaú Financial Conglomerate; (iii) any material fraud perpetrated by employees of any of the companies of Itaú Financial Conglomerate or by any third party; and (iv) errors that may result in a material inaccuracy in the financial statements of any of the companies of Itaú Financial Conglomerate.

15.

Management of the Itaú Financial Conglomerate shall communicate to the Committee and to the respective independent auditors, within twenty-four hours, the identification of any of the events referred to in item 14, according to the procedures established by the Committee.

16.	The independent auditors and the internal audits shall report regularly to Committee concerning the adequacy of their procedures to the laws and regulations.

17.

The Committee, on the oversight of the internal controls and risk management systems of the Itaú Financial Conglomerate, shall assess: (i) the efficiency in the use of resources and in the implementation of controls to protect Itaú Financial Conglomerate from eventual losses caused by the risks arising from its activities; (ii) the reports on the adequacy of information flows and decision making processes; and (iii) the conformity of its operations to the laws, regulations and internal policies.

AUDIT COMMITTEE CHARTER OF MAY 7 2007 OF BANCO ITAÚ HOLDING FINANCEIRA S.A	page .7

18.

At the end of each six-month period, as of June 30 and December 31, the Committee shall issue an Audit Committee report with the following information: (i) the activities performed during the period, including the analysis of the effectiveness of such activities; (ii) an assessment of the effectiveness of Itaú Financial Conglomerate’s internal control and risk management systems, identifying any eventual deficiencies; (iii) a description of the recommendations made to management of the Itaú Financial Conglomerate, identifying which were not implemented and the reason presented by management for not implementing them; (iv) an assessment of the effectiveness of the activities of Itaú Financial Conglomerate’s independent auditors and internal audits, including the analysis of compliance with legal and regulatory requirements, as well as Itaú Financial Conglomerate’s internal policies, identifying any eventual deficiencies; and (v) an assessment of Itaú Financial Conglomerate’s financial statements, with emphasis on the compliance with Brazilian accounting practices and the regulations issued by the National Monetary Council, by the Central Bank of Brazil, by the National Council of Private Insurance (Conselho Nacional de Seguros Privados) and by the Superintendency of Private Insurance, identifying any eventual deficiencies (“Audit Committee Report”).

19.	A summary of the Audit Committee Report, containing its relevant information, shall be published together with Itaú Financial Conglomerate’s semi-annual and annual financial statements.

20.	The Audit Committee Reports will be available to BACEN, to SUSEP and to the Board of Directors for at least five years after its conclusion.

_______________________________